Exhibit 99.2

ARCTURUS THERAPEUTICS LTD. AND ITS SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Arcturus Therapeutics Ltd. for the three and six-month periods ended June 30, 2018. Unless otherwise specified herein, references to the “Company,” “we,” “us” or “our” shall include Arcturus Therapeutics Ltd. and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere herein. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see our Annual Report on Form 20‑F for the year ended December 31, 2017 (the “2017 Annual Report”), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 14, 2018 and amended on July 10, 2018. Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2017 Annual Report.

This report includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

You should read this report and the documents that we reference in this report and have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from what we expect. You should also review the factors and risks we describe in the reports we will file or submit from time to time with the Commission after the date of this report. We qualify all of our forward-looking statements by these cautionary statements.

Overview

Arcturus is an emerging RNA medicines company focused on the development and commercialization of therapeutics directed towards rare, infectious, fibrotic, and respiratory diseases with significant unmet medical need. The genetic medicines industry is constantly struggling to identify non-viral delivery solutions for large RNA molecules to different cell types. Arcturus’ LUNAR® Delivery technology is lipid mediated – and non-viral.  LUNAR is versatile, compatible with various types of RNA -- and has been shown to deliver large RNA to different cell types including Liver hepatocytes, Liver stellate cells, Muscle cells (myocytes), and Lung cells (including bronchial epithelial cells).

Our activities since inception have consisted principally of performing research and development activities and raising capital to fund those efforts. Our activities are subject to significant risks and uncertainties, including failing to secure additional funding before we achieve sustainable revenues and profit from operations. As of June 30, 2018, we had an accumulated deficit of $39.6 million.

Organizational Update

On May 29, 2018, the Company filed with the Commission a Report on Form 6-K containing an Agreement and Release by and among Arcturus Therapeutics Ltd and subsidiaries as well as current officers: Joe Payne (CEO) and Pad Chivukula (COO and CSO), former employees: Mark Herbert and Rebecque Laba, and former board members: Craig Willett, Daniel Geffken, David Shapiro and Stuart Collinson (referred to as the “Agreement and Release”).

Pursuant to the terms of the Agreement and Release, among other things, the Company agreed to maintain in effect the Company’s existing directors’ and officers’ insurance policies for the period of at least six years and the Company agreed to purchase a directors and officers “tail” insurance policy covering all current and former directors and officers for any acts or events occurring prior to the effective date of the Agreement and Release for a period of at least six years. The Company agreed that such existing directors and officers liability coverage and the “tail policy” to be purchased shall be on the same terms, conditions, and amounts as the Company’s existing directors and officers liability policy in effect as of the effective date of the Agreement and Release.  The total insurance costs for the aforesaid directors and officers liability policy amounted to approximately $1.2 million, which was accrued in full as of June 30, 2018.

The Company also agreed to reimburse each of Joe Payne and Pad Chivukula for their respective fees and expenses incurred in connection with the related litigation and the entry into the Agreement and Release.  Mr. Payne and Dr. Chivukula have returned to work for the Company in their respective officer roles. The Company reimbursed Mr. Payne and Dr. Chivukula their combined aforesaid fees and expenses of approximately $1.4 million, which was accrued in full as of June 30, 2018.

The Company incurred proxy costs and expenses of $5.6 million in connection with the litigation leading up to the Agreement and Release, which was accrued in full as of June 30, 2018. Costs were comprised of legal fees and the purchase of the “tail policy.”

Board of Directors and Management Team

The members of the Company’s Board of Directors are Peter Farrell, Ph.D. (Chairman), Joseph Payne, MSc, Andy Sassine, MBA, Magda Marquet, Ph.D. and James Barlow, MA. The management team includes Joseph Payne, MSc (President & CEO) and Pad Chivukula, Ph.D. (CSO & COO).

Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes appearing elsewhere in this Report and our audited financial statements and related notes for the year ended December 31, 2017. Our historical results of operations and the year-to-year comparisons of our results of operations that follow are not necessarily indicative of future results. As noted in the 2017 Annual Report, from an accounting perspective, the merger which closed on November 15, 2017 has been reflected in our financial statements as a recapitalization, whereby Arcturus Therapeutics, Inc. was the deemed accounting acquirer. Accordingly, our results of operations described below reflect Arcturus Therapeutics, Inc.’s results, not Alcobra Ltd.’s results, for the three and six-month periods as of June 30, 2017.

Revenues

We enter into arrangements with pharmaceutical and biotechnology partners that may contain upfront payments, license fees for research and development arrangements, research and development funding, milestone payments, option exercise fees and royalties on future sales. The following table summarizes our total revenues for the periods indicated (in thousands):

	Three Months Ended June 30,		2017 to 2018
(Dollars in thousands)	2018	2017	$ change	% change
Revenue in conjunction with strategic alliances and collaborations	$2,386	$3,761	$(1,375)	-36.6%

Revenue under strategic alliances and collaborations decreased by $1.4 million during the three months ended June 30, 2018 as compared to the three months ended June 30, 2017. The Company completed its initial collaboration agreement with one collaboration partner during the third quarter of 2017 and subsequently began a new collaboration agreement with the same partner during the fourth quarter of 2017 causing a net decrease in collaboration revenue of $1.5 million. Furthermore, a decrease in revenue of $0.6 million resulted from lower revenue recognition for research and development funding and upfront payments. Total decreases were offset by higher revenue of $0.7 million from one new collaboration agreement signed during the fourth quarter of 2017 as well as one during the first quarter of 2018.

	Six Months Ended June 30,		2017 to 2018
(Dollars in thousands)	2018	2017	$ change	% change
Revenue in conjunction with strategic alliances and collaborations	$4,753	$7,682	$(2,929)	-38.1%

Revenue under strategic alliances and collaborations decreased by $2.9 million during the six months ended June 30, 2018 as compared to the six months ended June 30, 2017. The Company completed its initial collaboration agreement with one collaboration partner during the third quarter of 2017 and subsequently began a new collaboration agreement with the same partner during the fourth quarter of 2017 causing a net decrease in collaboration revenue of $3.2 million.  Furthermore, a decrease in revenue of $0.7 million resulted from lower revenue recognition for research and development funding. Total decreases were offset by higher revenue of $1.0 million from one new collaboration agreement signed during the fourth quarter of 2017 as well as one during the first quarter of 2018.

Operating Expenses

Our operating expenses consist of research and development and general and administrative expenses.

	Three Months Ended June 30,		2017 to 2018		Six Months Ended June 30,		2017 to 2018
(Dollars in thousands)	2018	2017	$ change	% change	2018	2017	$ change	% change
Operating expenses:
Research and development, net	$4,225	$3,769	$456	12.1%	$8,166	$8,002	$164	2.0%
General and administrative	8,233	1,058	7,175	*	13,331	2,092	11,239	*
Total	$12,458	$4,827	$7,631	*	$21,497	$10,094	$11,403	*
*	Greater than 100%

Research and Development Expenses, net

Our research and development expenses consist primarily of payments for salaries and related personnel expenses, third-party clinical consultants, and laboratory supplies related to conducting research and development activities in conjunction with collaborative agreements and our internal research and development activities and are reflected net of any royalty bearing grants.

The increase of $0.5 million in research and development expenses for the three months ended June 30, 2018 as compared to the three months ended June 30, 2017 resulted primarily from an increase of $0.3 million in compensation related costs as well as increases in general facility costs of $0.2 million.

The increase of $0.2 million in research and development expenses for the six months ended June 30, 2018 as compared to the six months ended June 30, 2017 resulted primarily from an increase in compensation related costs of $0.5 million, and $0.4 million of general facility costs, offset by lower research and development costs due to the reduced expenditures related to collaboration agreements.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related benefits for our executive, administrative and accounting functions and professional service fees for legal and accounting services as well as other general and administrative expenses.

The increase in general and administrative expenses of $7.2 million for the three months ended June 30, 2018 as compared to the three months ended June 30, 2017 was due to proxy and related costs of $4.9 million, which included legal fees of $2.9 million, a $1.2 million increase in insurance costs from a director “tail” insurance policy that was purchased pursuant to the terms of the Agreement and Release entered into by and among the Company as well as the current officers: Joe Payne (CEO) and Pad Chivukula (COO and CSO), former employees: Mark Herbert and Rebecque Laba, and the former board members: Craig Willett, Daniel Geffken, David Shapiro and Stuart Collinson, additional professional fees of $0.4 million, and other personnel costs of $0.4 million.  The remaining increase of $2.3 million was due primarily to public company costs which include $0.6 million of higher compensation related costs due to an increase in personnel, $1.4 million of professional services, and $0.3 million of facility and other costs.

The increase in general and administrative expenses of $11.2 million for the six months ended June 30, 2018 as compared to the six months ended June 30, 2017 was due to proxy and related costs of $7.3 million, which included legal fees of $4.4 million, $1.2 million increase in insurance cost from a director “tail” insurance policy that was purchased pursuant to the terms of the Agreement and Release, additional professional fees of $0.9 million, and other personnel costs of $0.8 million. The remaining increase of $3.9 million was due primarily to public company costs including $1.1 million of higher compensation related costs due to an increase in personnel, $2.3 million of professional services and $0.5 million of other facility related costs.

Finance (expense) income, net

	Three Months Ended June 30,		2017 to 2018		Six Months Ended June 30,		2017 to 2018
(Dollars in thousands)	2018	2017	$ change	% change	2018	2017	$ change	% change
Finance (expense) income, net:
Interest income	$131	$7	$124	*	$230	$9	$221	*
Interest expense	(9)	(40)	31	-77.5%	(7)	(42)	35	-83.3%
Total	$122	$(33)	$155	*	$223	$(33)	$256	*
*	Greater than 100%

Interest income is generated on cash and cash equivalents and our short-term investments. For the three and six months ended June 30, 2018, the increase in interest income over the three and six months ended June 30, 2017 resulted from increased balances including cash and investments obtained in conjunction with our merger.

Interest expense was incurred primarily in conjunction with our convertible notes which were converted to Ordinary Shares in November 2017 in conjunction with our merger.

Unrealized gain (loss) on available-for-sale marketable securities

We recognized an immaterial unrealized gain (loss) on available-for-sale marketable securities for the three and six months ended June 30, 2018 based upon changes in market prices for our marketable securities.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States, or U.S. GAAP. As such, we make certain estimates, judgements and assumptions that we believe are reasonable, based upon information available to us. These judgements involve making estimates about the effect of matters that are inherently uncertain and may significantly impact our results of operations and financial condition. We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2017. In the following paragraphs, we describe the specific risks associated with these critical accounting policies and we caution that future events exactly as one may expect, and that best estimates may require adjustment.

The following are our significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results.

Revenue Recognition

We enter into arrangements with pharmaceutical and biotechnology partners that may involve multiple deliverables. These arrangements may contain upfront payments, license fees for research and development arrangements, research and development funding, milestone payments, option exercise fees and royalties on future sales. Each deliverable in the arrangement is evaluated at the inception of the arrangement to determine whether it meets the criteria to be accounted for as a separate unit of accounting or whether it should be combined with other deliverables. When deliverables are separable, consideration received is allocated to the separate units of accounting based on the relative selling price method and the appropriate revenue recognition principles are applied to each unit.  Revenue is recognized separately for each unit of accounting when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectability is reasonably assured. Amounts received as compensation related to funded research and development efforts are recognized as revenue when the above criteria have been met. When management determines we have a single unit of accounting under our collaborative arrangements, upfront fees received for collaborative agreements are deferred and recognized on a straight-line basis, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern, over the expected performance period under each respective arrangement. As a result, we make our best estimate of the period over which we expect to fulfill its performance obligations under an arrangement. Any amounts received under the arrangement in advance of performance are recorded as deferred revenue and recognized as revenue as we complete the performance obligations. We apply the milestone method of accounting to recognize revenue from milestone payments when earned.

Deferred Taxes

In accordance with ASC 740, Income Taxes, we recognize deferred tax assets and liabilities for the expected future tax consequences or events that have been included in our financial statements and/or tax returns. Deferred tax assets and liabilities are based upon the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and for loss and credit carryforwards using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Ordinary Share Valuations

Since our inception date until May 2017, the estimated fair value of the ordinary shares underlying our share options was determined at the grant date of each option by our board of directors with input from management and with the assistance of independent third-party valuations. For awards granted after May 2017 until the merger date, the fair value as determined by the merger agreement was used in the Ordinary Share valuation. The valuations of our ordinary shares prior to May 2017 were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The methodology used by the third-party valuation specialists to assist in determining the fair value of our Ordinary Shares included estimating the fair value of the equity and then allocating this value to all of the equity interests using the option pricing method. The assumptions used in the valuation model to determine the estimated fair value of our ordinary shares as of the grant date of each option are based on numerous objective and subjective factors, combined with management judgment, including the following:

•	Our operating and financial performance, including our levels of available capital resources;
•	The valuation of publicly-traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;
•	Rights and preferences of our ordinary shares compared to the rights and preferences of its other outstanding equity securities;
•	Equity market conditions affecting comparable public companies, as reflected in comparable companies’ market multiples, initial public offering valuations and other metrics;
•	The achievement of enterprise milestones, including our development, intellectual property and regulatory progress;
•	The likelihood of achieving a liquidity event for our ordinary shares, such as an initial public offering or an acquisition of its company given prevailing market and biotechnology sector conditions;
•	Sales of our preferred shares in arms-length transactions;
•	The illiquidity of our securities while we were a private company;
•	Business risks; and
•	The fair value determined by our merger agreement.

Emerging Growth Company

Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we elected to rely on other exemptions, including without limitation, (i) providing an auditor’s attestation report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

Under the JOBS Act, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of new or revised accounting standards that have different transition dates for public and private companies until those standards would otherwise apply to private companies. We have elected to use this extended transition period. As a result of this election, our timeline to comply with these standards will in many cases be delayed as compared to other public companies that are not eligible to take advantage of this election or have not made this election. Therefore, our financial statements may not be comparable to those of companies that comply with the public company effective dates for these standards.

Liquidity and Capital Resources

Overview

Since our inception, we have funded our operations principally with proceeds from the sale of capital stock, convertible notes and revenues earned through collaborative agreements. In November 2017, we obtained $36.4 million in cash and short-term investments from our merger with Alcobra Ltd. At June 30, 2018, we had $39.8 million in unrestricted cash, cash equivalents and short-term investments.

To support our long-term plans, the Company intends to seek additional capital through equity and/or debt financings, collaborative or other funding arrangements with partners or through other sources of financing. Should we seek additional financing from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when required or on acceptable terms, we may be required to scale back or discontinue the advancement of product candidates, reduce headcount, liquidate our assets, file for bankruptcy, reorganize, merge with another entity, or cease operations.

If we are unable to maintain sufficient financial resources, our business, financial condition and results of operations will be materially and adversely affected. There can be no assurance that the Company will be able to obtain the needed financing on acceptable terms or at all. Additionally, equity or debt financings may have a dilutive effect on the holdings of the company’s existing shareholders. Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the achievement of milestones under our strategic alliance agreements;
•	the terms and timing of any other strategic alliance, licensing and other arrangements that we may establish;
•	the initiation, progress, timing and completion of preclinical studies and clinical trials for our product candidates;
•	the number and characteristics of product candidates that we pursue;
•	the outcome, timing and cost of regulatory approvals;
•	delays that may be caused by changing regulatory requirements;
•	the cost and timing of hiring new employees to support our continued growth;
•	the costs involved in filing and prosecuting patent applications and enforcing and defending patent claims;
•	the costs and timing of procuring clinical and commercial supplies of our product candidates;
•	the costs and timing of establishing sales, marketing and distribution capabilities;
•	the costs associated with legal proceedings, including our proxy contest;
•	the costs associated with potential litigation related to collaboration agreements; and
•	the extent to which we acquire or invest in businesses, products or technologies.

The following table shows a summary of our cash flows for the six months ended December 31, 2018 and 2017 (in thousands):

	Six Months Ended June 30,
(Dollars in thousands)	2018	2017
Cash provided by (used in):
Operating activities	$(8,202)	$(3,731)
Investing activities	12,042	(16)
Financing activities	351	5,489
Net increase in cash and restricted cash	$4,191	$1,742

Operating Activities

Our primary use of cash is to fund operating expenses, which consist mainly of research and development expenditures. We have incurred significant losses which have been partially offset by cash collected through our collaboration agreements and acquired through our recent merger. Cash collections under the collaboration agreements can vary from year to year depending on the terms of agreement and work performed. These changes on cash flows primarily relate to the timing of cash receipts for upfront payments, reimbursable expenses and achievement of milestones under these collaborative agreements.

Net cash used in operating activities was $8.2 million on a net loss of $16.5 million for the six months ended June 30, 2018, compared to net cash used of $3.7 million on a net loss of $2.4 million for the six months ended June 30, 2017.  Adjustments for non-cash charges, including stock-based compensation and depreciation and amortization were $0.4 million and $0.2 million for the six months ended June 30, 2018 and 2017, respectively. Changes in operating assets and liabilities resulted in adjustments to operating net cash inflows and outflows of $7.9 million and ($1.5) million for the six months ended June 30, 2018 and 2017, respectively.

Investing Activities

Net cash provided by investing activities of $12.0 million for the six months ended June 30, 2018 reflected proceeds of the maturities of our short-term investments of $22.3 million, offset by purchases of short-term investments of $9.2 million, and cash used to purchase property and equipment of $1.0 million. Net cash used in investing activities for the six months ended June 30, 2017 reflected the purchase of a nominal amount of property and equipment.

Financing Activities

Net cash provided by financing activities of $351,000 for the six months ended June 30, 2018 consisted of net proceeds from the exercise of stock options. Net cash provided by financing activities of $5.5 million for the six months ended June 30, 2017 consisted of proceeds from issuance of convertible promissory notes in 2017.

Capital Expenditures

For the six months ended June 30, 2018 and 2017, our capital expenditures amounted to $1.2 million and $0.1 million, respectively, which related to the purchase of property and equipment primarily for research and development activities.

Funding Requirements

We anticipate that we will continue to generate annual net losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates, and begin commercialization of our products. As a result, we will require additional capital to fund our operations. In order to support our long-term plans, the Company intends to seek additional capital through equity and/or debt financings, collaborative or other funding arrangements with partners or through other sources of financing. Should we seek additional financing from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when required or on acceptable terms, we may be required to scale back or discontinue the advancement of product candidates, reduce headcount, liquidate our assets, file for bankruptcy, reorganize, merge with another entity, or cease operations.

Our future funding requirements are difficult to forecast and will depend on many factors, including the following:

•	the achievement of milestones under our strategic alliance agreements;
•	the terms and timing of any other strategic alliance, licensing and other arrangements that we may establish;
•	the initiation, progress, timing and completion of preclinical studies and clinical trials for our product candidates;
•	the number and characteristics of product candidates that we pursue;
•	the outcome, timing and cost of regulatory approvals;
•	delays that may be caused by changing regulatory requirements;
•	the cost and timing of hiring new employees to support our continued growth;
•	the costs involved in filing and prosecuting patent applications and enforcing and defending patent claims;
•	the costs and timing of procuring clinical and commercial supplies of our product candidates;
•	the costs and timing of establishing sales, marketing and distribution capabilities;
•	the costs associated with legal proceedings, including our proxy contest;
•	the costs associated with potential litigation related to collaboration agreements; and
•	the extent to which we acquire or invest in businesses, products or technologies.

Current Financing Outlook

We have financed our operations to date primarily through proceeds from sales of capital stock and other equity and debt securities, proceeds from the reverse merger and payments received in conjunction with our collaboration efforts. We have incurred losses and generated negative cash flows from operations since inception. To date, we have not generated any revenue from the sale of products and we do not expect to generate revenues from sale of our products in the near term. We believe that our existing capital resources will be sufficient to fund our operations for at least twelve months from the filing of this Form 6-K. However, we will need to raise additional funds before we have positive cash flow from operations.